                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 14)

                  Under the Securities Exchange Act of 1934*


                             ERC Industries, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   268912102
--------------------------------------------------------------------------------
                                (CUSIP Number)


                            J. David Kirkland, Jr.
                             Baker & Botts, L.L.P.
                             3000 One Shell Plaza
                                 910 Louisiana
                             Houston, Texas 77002
                                (713) 229-1101
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 19, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268912102

--------------------------------------------------------------------------------
     (1)  Name of Reporting Person
          I.R.S. Identification Nos. of Above Person

          John Wood Group PLC, a company registered in Scotland and
          incorporated under the laws of the United Kingdom
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                   (a)  [ ]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds

          WC

--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [ ]

--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          United Kingdom

--------------------------------------------------------------------------------
Number of        (7)  Sole Voting Power         25,687,702
Shares Bene-          ----------------------------------------------------------
ficially         (8)  Shared Voting Power                0
Owned by              ----------------------------------------------------------
Each Report-     (9)  Sole Dispositive Power    25,687,702
ing Person            ----------------------------------------------------------
With            (10)  Shared Dispositive Power           0

--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          25,687,702

--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)

          89%

--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)    CO

          The Schedule 13D dated October 19, 1992, as amended and supplemented by the amendments thereto previously filed with the Securities and Exchange Commission (collectively, the "Schedule 13D"), of John Wood Group PLC (the "Reporting Person"), relating to the common stock, $0.01 par value per share (the "Common Stock"), and a series of preferred stock, $1.00 par value per share, of ERC Industries, Inc., a Delaware corporation (formerly known as ERC Subsidiary, Inc., successor by merger to ERC Industries, Inc. (the "Company")), is hereby amended and supplemented as set forth below. Defined terms used in this Amendment No. 14 and not defined herein shall have their respective meanings as set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          As more fully described in Item 4 of this Amendment No. 14, the Reporting Person has made a proposal (the "Proposal") to the Company pursuant to which the Reporting Person would acquire all of the outstanding shares of Common Stock not already owned by the Reporting Person (the "Acquisition"). The Proposal contemplates that current stockholders of the Company (other than the Reporting Person) would be paid $1.50 in cash for each share of Common Stock held. The Reporting Person expects that the funds to be used in making the Acquisition will come from the Reporting Person's working capital.

Item 4.   Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          On November 19, 1999, the Reporting Person transmitted a letter to the Board of Directors of the Company proposing that the Reporting Person acquire all of the outstanding shares of Common Stock not owned by the Reporting Person at a price of $1.50 per share in cash. The Proposal proposed that the Acquisition would be structured as a merger of the Company with a wholly owned subsidiary of the Reporting Person and would be subject to the terms and conditions to be set forth in a definitive merger agreement to be negotiated between the parties. The Proposal proposed that the Acquisition would be subject to (i) approval of a special committee of the Board of Directors of the Company consisting solely of directors who are not affiliated with the Reporting Person, (ii) approval of a majority of the shares of Common Stock held by Company stockholders other than the Reporting Person that are voting at the stockholders' meeting called for such purpose and (iii) other customary conditions. It is expected that, in the event the Acquisition is completed, the registration of the Common Stock under Section 12 of the 1934 Act would be terminated, and the Common Stock would cease to be listed on the OTC Bulletin Board or any other inter-dealer quotation system.

          As of the date hereof, the Company's Board of Directors has not responded to the Proposal. There can be no assurance that the Company's Board of Directors will accept the Proposal or, if accepted, that the conditions set forth in the Proposal will be satisfied or that the Acquisition will be completed.

          Other than as set forth in the Schedule 13D or this Amendment No. 14, the Reporting Person has no present plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 7.   Material to be Filed as Exhibits

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          P    Letter dated November 19, 1999 from John Wood Group PLC to the
                Board of Directors of ERC Industries, Inc.

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 14 to Schedule 13D is true, complete and correct.

Date: November 22, 1999

                              JOHN WOOD GROUP PLC



                              By:  /s/ WENDELL BROOKS
                                 -----------------------------------
                                       Wendell Brooks
                                       Director

                                 EXHIBIT INDEX

P Letter dated November 19, 1999 from John Wood Group PLC to the Board of Directors of ERC Industries, Inc.

                                      -6-